[Smart Online, Inc. Letterhead]

September 12, 2008

Via EDGAR	Reference Number: 20080906
Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Re:	Smart Online, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed on March 25, 2008
File No. 001-32634

Dear Mr. Krikorian:

This letter responds to your comment letter of August 18, 2008 regarding the above-referenced filings made by Smart Online, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). This letter includes each comment from your letter in bold with the Company’s response set forth immediately below. We have repeated the paragraph numbers from your letter for your convenience.

For 10-K For the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Operating Expenses

Research and development, page 19

1.
We note your statement that SFAS 86 research and development costs are expensed as incurred because any costs capitalized pursuant to SFAS 86 “would immediately be written off due to uncertain realizability.” Tell us the amount of these costs expensed in each of the years presented and explain how your accounting complies with paragraphs 5 and 10 of SFAS 86.

Mr. Stephen G. Krikorian
September 12, 2008

RESPONSE

Total SFAS 86 research and development costs expensed in 2007 and 2006 were $1,723,695 and $1,172,128, respectively. These costs consist primarily of developer salaries and related benefits as well as outside consultants whose efforts were focused on the development and enhancement of the Company’s online small-business software products sold via a Software-as-a-Service (SaaS) model, and they exclude client-specific customization and e-commerce work. Paragraph 5 of SFAS 86 requires the capitalization of coding and testing costs performed subsequent to establishing technological feasibility. Though available for sale, historically our products have been sold only subject to large amounts of customization so that they meet a particular client’s needs. The underlying software has also undergone numerous writes and rewrites as our software developers correct errors and continue to modify the products for management’s changing strategic initiatives. As a result, we do not believe these products have reached “technological feasibility” as defined in SFAS 86.

In addition, paragraph 10 of SFAS 86 states that “the unamortized capital costs of a computer software product shall be compared to the net realizable value of that product. The amount by which the unamortized capitalized costs of a computer software product exceed the net realizable value of that asset shall be written off. The net realizable value is the estimated future gross revenues from that product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the enterprise’s responsibility set forth at the time of sale.”

Our historical gross revenues derived from the subscription sales of the products incurring research and development expenses have been approximately 2% of total gross revenues, or less than $100,000 in both 2007 and 2006, with the balance of our revenue primarily derived in connection with the e-commerce business we acquired in 2005. Our estimated future revenues from our small-business software products in their current format continue to be an insignificant percentage of our total revenues as we have not established that there is a demand in the marketplace for them. As a result, had we established technological feasibility of the software products in their current format, our future revenue projections would result in a negative net realizable value had the underlying costs been capitalized, leading to the write-off of the unamortized asset.

In future filings, we will clarify that we do not believe that our online small business software products have reached technological feasibility, particularly due to the significant amount of customization work required for a particular customer’s needs, and also because we cannot yet predict subscription revenues with any degree of certainty.

Mr. Stephen G. Krikorian
September 12, 2008

Notes to Consolidated Financial Statements

Note 4 - Subscription Revenue, page 42

2.
We note that in accounting for the marketing fee paid to a major customer that you have applied the guidance in EITF 99-19 in determining that gross presentation is appropriate. Based on your disclosures, the marketing fees paid to this customer appear similar to consideration paid to a reseller. In determining how to account for this arrangement, tell us how you considered the guidance in Issue 1 of EITF 01-9 and how you determined that EITF 99-19, and not EITF 01-9, was the applicable accounting standard to apply. Describe the nature of your relationship to this major customer and indicate the types of activities that you engage to service this customer. Your response should address why EITF 99-19 applies when it generally applies to revenue recognition when a supplier is involved, whereas, you appear to be compensating customers for what might be considered resales of your subscriptions.

RESPONSE

The nature of the Company’s relationship with this customer, a direct-selling organization, is that we provide software via monthly subscription, paid directly to us by the customer’s independent business owner members, that enables an online marketplace in which to conduct e-commerce. The Company would like to first address an inconsistency in its disclosures in Form 10-K that may be creating confusion in our gross treatment of revenue derived from this customer. The revenue recognition policy for subscription revenues as discussed in Footnote 2 to the financial statements, Summary of Significant Accounting Policies, does not state that “marketing fees” are paid to any customers. However, in the Company’s Critical Accounting Policies discussion within the Management’s Discussion and Analysis section of Form 10-K as well as in Footnote 4 to the financial statements, Subscription Revenue, a lengthy recapture of the history of gross versus net revenue recognition with respect to the customer in question was made, with references to marketing fees paid for marketing-related services rendered by the customer. These fees are in actuality a commission, which was verified in a clarification letter with this customer in early fiscal year 2007. In future filings we will correct this description.

With respect to accounting for the subscription revenue associated with this customer, we had first considered the guidance under EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). Paragraph 9 of the EITF Discussion of Issue 1 of EITF 01-9 states that cash consideration given by a vendor (the Company) to a customer (the direct-selling organization) is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. However, this presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

Mr. Stephen G. Krikorian
September 12, 2008

a.
The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In the case of the Company, the customer receives the commission payment only if an independent business owner subscribes to our software product, providing us with the identifiable benefit of subscription revenue.

b.
The vendor can reasonably estimate the fair value of the benefit identified under condition (a). In the case of the Company, the fair value of the benefit received is the stated monthly subscription that the independent business owner agrees to pay.

Given that the Company’s commission payment to this customer did not meet either criteria that would require net reporting under the bright-line test of EITF 01-9 above, the Company looked to EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent for further guidance and determined that reporting the subscription revenues gross was the correct accounting treatment. Specifically, the “Indicators of Gross Revenue Reporting” criteria in paragraphs 7 through 14 were analyzed with the following conclusions:

•	Paragraph 7, The company is the primary obligor in the arrangement - The Company is responsible for providing the monthly services subscribed by the independent business owner.
•
Paragraph 8, The company has general inventory risk (before customer order is placed or upon customer return) - This is not generally applicable, as the Company does not carry physical inventory; however, the Company does bear the financial risk of cancellation of the service by the independent business owner after subscription services for a particular month have been rendered.

•	Paragraph 9, The company has latitude in establishing price - The Company has authority to establish the price of the monthly subscription service after considering market conditions and demand.
•
Paragraph 10, The company changes the product or performs part of the service - The Company is solely responsible for providing the monthly subscription service and may change the delivered software product as it deems necessary to meet the needs of the customer and the independent business owners.

•	Paragraph 11, The company has discretion in supplier selection - This is not applicable to the Company, as the service provided is intellectual property created internally by its developers.

Mr. Stephen G. Krikorian
September 12, 2008

•
Paragraph 12, The company is involved in the determination of product or service specifications - The Company worked with the customer initially to understand its needs, but was subsequently responsible for determining the specifications from a technical standpoint to meet those needs.

•	Paragraph 13, The company has physical loss inventory risk (after customer order or during shipping) - This is not applicable to the Company.
•	Paragraph 14, The company has credit risk - As discussed in paragraph 8 above, the Company solely carries the risk of a cancelled subscription subsequent to the services being rendered.

These paragraphs provide indicators that the Company should report revenues gross. Conversely, the indicators of net revenue reporting as defined in paragraphs 15 through 17 were all answered in the negative as follows:

•	Paragraph 15, The supplier (not the company) is the primary obligor in the arrangement - This is not true as discussed with respect to paragraph 7 above.
•	Paragraph 16, The amount the company earns is fixed - The Company establishes the price to the end user, hence this is not applicable.
•	Paragraph 17, The supplier (and not the company) has credit risk - The customer has no credit risk, as the independent business owners pay the Company directly via credit card.

EITF 99-19 does not establish a bright-line test for reporting revenues gross, in contrast to EITF 01-9 which does have a bright-line test for reporting costs net. Consequently, the ultimate decision to report revenues gross was made by the management of the Company. The Company also consulted with its Board members and independent auditors for their inputs with regard to the reporting of revenues gross under EITF 99-19, and as discussed above, sought to more succinctly define the roles and responsibilities of the Company and the customer via the clarification letter.

Note 6 - Intangible Assets, page 43

3.
Explain in detail the basis for assuming an indefinite life for the acquired Trade Name. For the associated or related technologies associated with each Trade Name describe their operating histories prior to acquisition, related market and competitive risks, obsolescence risks, and life cycle stage as a basis for supporting indefinite lives.

Mr. Stephen G. Krikorian
September 12, 2008

RESPONSE

The iMart Incorporated (“iMart”) trade name in our financial statements of $1,155,500 was a key asset acquired upon the Company’s purchase of iMart as evidenced by management’s allocation of the purchase price in Form 10-K, which was further supported by a third-party valuation analysis. iMart was a Michigan-based company providing multi-channel e-commerce systems, which had revenue and net profit over the two years prior to acquisition that grew at an average annual rate of 15%. Upon its acquisition of iMart, the Company considered all pertinent factors as described in paragraph 11 of SFAS 142 in determining the useful life of the iMart trade name as follows:

a.
The expected use of the asset by the entity. The Company intends to use the iMart trade name indefinitely at this time. Our primary reason for the purchase of iMart was to expand into the e-commerce software development industry, and iMart had at the time of acquisition significant brand recognition that continues to the present in our efforts to win new contracts.

b.
The expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate. The other intangible assets purchased with the acquisition of iMart include the customer base, technology platform, and non-compete agreement. While the Company has determined the respectful useful lives to be 5.9, 3, and 3.9 years, these shorter lives do not impact the indefinite life attributable to the trade name as we anticipate growing the customer base beyond the customer list acquired; and expanding and enhancing the technology platform, including integrating it with other products that we sell. By its very nature, the non-compete agreement with the former owner of iMart has a defined life that will not impact the ongoing operations of the Company.

c.
Any legal, regulatory, or contractual provisions that may limit the useful life. Since there are no limitations to the asset’s legal or contractual life, the Company did not consider this factor relevant.

d.
Any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost. Since there are no limitations to the asset’s legal or contractual life, the Company did not consider this factor relevant.

e.
The effects of obsolescence, demand, competition, and other economic factors. The technology platform acquired was e-commerce, an industry which continues to grow as consumers shift their purchases to online storefronts and will continue to do so for the foreseeable future. Therefore, the risks of obsolescence and diminished demand are not deemed significant. In fact, the Company has invested additional resources into enhancing the platform and integrating it with other product offerings in anticipation of the continued demand for such technology. Competition is high in the e-commerce software development field, but the Company believes that the inclusion of this technology in other software designed to meet the needs of small businesses that its competition does not offer will allow the value of the acquired asset to remain intact. No other economic factors were noted that could impact the life of the trade name.

Mr. Stephen G. Krikorian
September 12, 2008

f.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset. The iMart business is cash flow positive, and the Company believes it will continue to subsidize other areas of our development efforts during 2008. Should this change, the Company has the financial capital to make additional investment in the e-commerce platform.

4.
Your disclosures indicate that you engaged a third-party valuation specialist to provide a valuation for the identifiable intangible assets acquired in connection with the Computility and iMart acquisitions. Please describe the nature and extent of the specialist involvement in your determination of the fair value ascribed to the identifiable intangible assets acquired. Be advised that if the third-party valuation specialist is deemed an expert, you should disclose the name of the specialist if you refer to them. You may be required to include consents of experts as an exhibit to your Form 10-K if that Form 10-K serves as a Section 10(a)(3) of the Securities Act update to an effective registration statement or if you intend to incorporate the filing by reference into another filing which requires a consent. See Securities Act Rule 436 of Regulation C.

RESPONSE

The Company utilized the services of an independent third party to assist it in determining the valuation assigned to identifiable intangible assets acquired in connection with the Computility and iMart acquisitions. The information provided by the independent third-party valuation firm was considered by the Company in determining the valuation estimates in the Company’s Form 10-K filing, but was not the sole basis for its estimates. The Company acknowledges that it is responsible for determining the fair value used to allocate the purchase price. Accordingly, while the Company considered the data and other information provided by the independent third-party valuation firm, it did not rely solely upon that which was provided. As such, the Company does not believe the independent third-party valuation firm acted as an expert with respect to the Company’s valuation of the intangible assets recorded in conjunction with the Computility and iMart acquisitions. The Company will remove references to the independent third-party valuation firm and its appraisals in its future filings with the Commission. As a result of the foregoing, the Company does not believe it is required to obtain a written consent from the independent third-party valuation firm as an exhibit to the Form 10-K.

Mr. Stephen G. Krikorian
September 12, 2008

Note 9 - Stockholders’ Deficit, pages 46-50

5.
We note your discussion of settlements reached with General Investments Capital, Ltd. (“GIC”) and Berkley Financial Services, Ltd. (“Berkley”) during 2006 and that you recorded a total gain of $3,125,000 as a result of these settlements. Explain how you determined the amount of the gains recorded.

We also note that you recorded expense of $9.7 million upon the issuance of these shares in 2005. Your disclosures indicate that the shares were never delivered. In accounting for these transactions, tell us what consideration you have given to the fact that the shares underlying the 2005 expense and the 2006 gain although issued, do not appear to have left your possession.

RESPONSE

The recording of an expense in 2005 pursuant to the terms of each consulting agreement and the resulting gain on the settlement are two separate economic and legal events. The Company recorded the economic events accordingly, with details as follows:

•
The Company entered into consulting agreements with GIC and Berkley whereby each entity was to receive 625,000 shares of Common Stock and $250,000 of cash. The term of such consulting services to be rendered was from the period of October 2005 through December 2005.

•
Upon approval by management and the signing of these consulting agreements, the Company paid the cash portion of the agreements in late October 2005 and arranged for the shares to be issued, but delayed the administrative act of delivering the share certificates.

•
After payment of the cash but before delivery of the share certificates to GIC and Berkley, management became concerned about the services being rendered and therefore delayed the delivery of the share certificates but was bound by the terms of such consulting agreements to do so.

•
The services rendered under these consulting agreements ended on December 31, 2005. As a result, the economic conditions of these consulting agreements were recorded and expensed in full during fiscal 2005 for the combined amount of $500,000 in cash and $9,637,500 of equity-based value as determined by the stock price at each contract date.

Mr. Stephen G. Krikorian
September 12, 2008

The administrative act of delivering the share certificates, which was delayed, did not relieve the Company of the obligations pursuant to the terms of the consulting agreements. Subsequently, in May 2006, the Company negotiated a legal settlement with each of these consultants whereby each surrendered its legal right to the shares to be issued under the terms of the consulting agreement. The recognition of the legal settlement resulted in a gain in 2006 of $3,125,000 on the value of the shares surrendered at the then fair market value of the shares surrendered.

* * * * *

In your comment letter of August 18, 2008, you requested that the Company amend the subject filings in response to your comments, if indicated. Since there were no indications in your comment letter, the Company agrees that no amendments are necessary in light of the nature of your comments and the Company’s responses set forth above and plans to address your comments in future filings.

As requested in your August 18, 2008 letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me by phone ((919) 237-4200) or via email at david.colburn@smartonline.com.

Sincerely,

/s/ David E. Colburn

David E. Colburn
President and Chief Executive Officer